Cordis Finalizes Acquisition of Webster Laboratories


Miami (April 26)--Cordis Corporation (NASDAQ:CORD) reported today that the stockholders of Webster Laboratories, Inc. have approved the acquisition of Webster by Cordis and that the agreement of merger has been filed with the California secretary of state. The merger will be effective upon notification that the secretary has accepted the agreement. Webster is a pioneer and leader in the rapidly growing market for electrophysiology catheters.

The merger transaction is being accounted for as a pooling of interests. Following the transaction, each issued and outstanding share of Webster common stock will be converted into the right to receive .281039 share of Cordis common stock. The former Webster stockholders will receive in the aggregate 1,668,982 shares of Cordis common stock, or approximately 10.4% of Cordis' outstanding shares after providing for the effect of the merger, with an additional 192,401 Cordis shares reserved for issuance upon the exercise of Webster stock options assumed by Cordis.

Renamed Cordis Webster, Inc., Cordis' newest subsidiary will operate under Webster's existing management and personnel and occupy Webster's existing Baldwin Park, Ca., facilities. As one of healthcare's fastest-growing markets, electrophysiology offers Cordis, a leading supplier of catheters for diagnosing and treating cardiovascular disease, an opportunity to leverage its existing technology, manufacturing and distribution strengths to expand service and coverage to cardiologists and electrophysiologists throughout the world.

Electrophysiology involves the diagnosis and management of cardiac arrhythmias through the use of catheter-based technology. When compared with other arrhythmia management techniques, this technology holds out the promise of improved outcomes in terms of a better quality of life for patients and reduced costs.

Miami-based Cordis Corporation manufactures and markets a variety of medical devices and systems for the angiographic, neuroscience and neuroradiology markets.